SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, Brazil, May 13, 2011 - Braskem is re-submitting today, according to the International Financial Reporting Standards (IFRS), its Interim Financial Reports (ITR) for the year 2010 - first quarter (1Q10), second quarter (2Q10) and third quarter (3Q10), following the Brazilian Securities and Exchange Commission (CVM) ruling. Due to adjustments made for these quarters, 3Q10 and 4Q10 Net Revenue and Cost of Goods Sold (COGS) figures were changed, mostly related to freights reallocation, previously considered as a reducer of net revenue and now considered as COGS. In order to reflect such changes, we are re-submitting our 4Q10 earnings release (with no change to annual figures) and, also, our 1Q11 earnings release, as comparison in this report are made against the 4Q10.

We apologize for any inconvenience this event may cause.

For additional information, please contact Braskem's Investor Relations Area:

Luciana Paulo Ferreira, (+55 11) 3576-9178, luciana.ferreira@braskem.com.br

Roberta Pimphari Varella, (+55 11) 3576-9266, roberta.varella@braskem.com.br

Daniela Balle de Castro, (+ 55 11) 3576-9615, daniela.castro@braskem.com.br

Marina Dalben, (+55 11) 3576-9716, marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.